EXHIBIT 99.1
For release at 6:30 a.m.
Contact:
Robert F. Doman, President & CEO — 978.909.2216
Richard Christopher, VP Finance & CFO — 978.909.2211
Chad Rubin, Investor Relations Contact, The Trout Group LLC — 646.378.2947
Cory Tromblee, Media Contact, MacDougall Biomedical Communications — 781.235.3060
DUSA Pharmaceuticals Reports
Third Quarter 2011 Corporate Highlights and Financial Results
Domestic Kerastick® Revenues increase 10% for the quarter and 22% year-to-date;
Quarterly BLU-U® revenues increase 54% year-over-year
Conference call and audio webcast will be held today, November 10th, at 8:30 a.m. EST
WILMINGTON, Mass. — November 10, 2011 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT) and other products focused on patients with common skin conditions, reported today its corporate highlights and financial results for the third quarter ended September 30, 2011.
Financial highlights for the third quarter include:
•	Domestic Kerastick® revenues totaled $7.3 million for the third quarter of 2011, representing a $0.6 million, or 10%, improvement year-over-year.

•	BLU-U® revenues totaled $0.5 million for the third quarter of 2011, representing a $0.2 million, or 54%, improvement year-over-year.

•	GAAP net income was $3.5 million for the third quarter of 2011, representing year-over-year improvement of $3.5 million.

•	Non-GAAP net income was $1.3 million for the third quarter of 2011, representing year-over-year improvement of $0.7 million. Please refer to the section entitled “Use of Non-GAAP Financial Measures”.

•	During the quarter, the Company terminated its agreement with Daewoong Pharmaceutical, Co., LTD and DNC Daewoong Derma & Plastic Surgery Network Company for the Levulan® Kerastick® in Korea and other Asia Pacific countries (the “Daewoong Agreement”). The termination resulted in the recognition of $1.4 million of deferred revenues and $1.3 million in income from operations, which positively impacted both the Company’s GAAP and non-GAAP results for the third quarter of 2011. Please refer to the section entitled “Other Updates”.

Management Comments:
“In what is our slowest quarter due to the inherent seasonality of our PDT business, quarterly BLU-U® sales volumes, a leading indicator of future Kerastick® business, increased by 56% year-over-year,” stated Robert Doman, President and CEO. “We believe that this is a clear indication of continued market penetration and acceptance of Levulan® PDT by the dermatology community. In addition, for the first time in Company history, we were able to maintain positive cash flow during the seasonally slow third quarter.”
“We are pleased to announce that during the fourth quarter, we will be taking the first steps toward potentially expanding our product label as we initiate our BASDI (broad area application and/or short drug incubation) clinical program to investigate, among other things, the potential for Levulan® PDT to reduce the occurrence rate of actinic keratoses on the face and scalp,” continued Doman.
“As we continue through the fourth quarter, we look forward to a solid finish to the year in what has historically been the strongest quarter of the year for our Domestic PDT franchise,” concluded Doman.
Third Quarter 2011 Financial Results:
Total product revenues were $9.4 million in the third quarter of 2011, an increase of $1.4 million, or 18%, from $8.0 million in the third quarter of 2010. PDT revenues totaled $9.4 million, an increase of $1.5 million, or 20%, from $7.8 million for the comparable 2010 period. The increase in PDT revenues was attributable to a $1.4 million increase in Kerastick® revenues. The Kerastick® revenue improvement was driven by a $0.6 million, or 10%, increase in domestic Kerastick® revenue which was the result of a 3% increase in volume and a 7% increase in price; as well as, the acceleration of the recognition of $1.4 million in deferred revenues associated with the previously disclosed termination of the Daewoong Agreement in the third quarter of 2011, while in the third quarter of 2010 we recognized $0.6 million in deferred revenues associated with the termination of our distribution agreement with Stiefel Laboratories, Inc. (the “Stiefel Agreement”). Overall Kerastick® sales volumes increased to 54,258 in the third quarter of 2011 from 53,724 units sold in the comparable 2010 period. Domestic Kerastick® sales volumes increased by 1,302 units and were partially offset by a 768 unit decrease in our international sales volumes. BLU-U® revenues increased to $0.5 million in the third quarter of 2011, and increase of $0.2 million, or 54%, from $0.3 million in the third quarter of 2010. There were 61 units sold during the third quarter, as compared to the 39 units sold in the comparable prior year quarter. Non-PDT revenues were $0.1 million for the quarter, down $0.1 million year-over-year.
DUSA’s net income for the third quarter of 2011 was $3.5 million, or $0.13 per common share on a diluted basis, compared to the nominal net income results achieved in the third quarter of 2010. Net income for the three-month period ended September 30, 2011 includes $1.3 million in income from operations related to the termination of the Daewoong Agreement and a $2.6 million gain on the change in the fair value of warrants.
Please refer to the section entitled “Use of Non-GAAP Financial Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP to non-GAAP results for the three and nine-month periods ended September 30, 2011 and 2010, respectively.

DUSA’s non-GAAP net income for the third quarter of 2011 was $1.3 million, or $0.05 per common share on a diluted basis, compared to $0.6 million, or $0.02 per common share on a diluted basis, in the prior year period. The improvement in the Company’s profitability was primarily the result of the year-over-year increase in our PDT revenues, which were partially offset by an increase in our operating costs.
Year-to-Date 2011 Financial Results:
Total product revenues for the nine-month period ended September 30, 2011 were $30.3 million, an increase of $4.9 million, or 19%, from $25.4 million in the comparable prior year period. PDT revenues totaled $30.0 million, an increase of $5.5 million, or 22%, from $24.5 million for the comparable 2010 period. The increase in PDT revenues was attributable to a $5.3 million increase in Kerastick® revenues. The Kerastick® revenue improvement was driven by a $4.8 million, or 22%, increase in domestic Kerastick® revenue which was the result of a 12% increase in volume and a 9% increase in price; as well as, the acceleration of the recognition of $1.4 million in deferred revenues associated with the termination of our Daewoong Agreement in the third quarter of 2011, while in the third quarter of 2010 we recognized $0.6 million in deferred revenues associated with the termination of our Stiefel Agreement. Overall Kerastick® sales volumes increased to 195,177 units in 2011 from 176,924 units sold in 2010. Domestic Kerastick® sales volumes increased by 20,844 units, or 12%, and were partially offset by a 2,591 decrease in our international sales volumes. BLU-U® revenues increased to $1.4 million in 2011, an increase of $0.2 million, or 14%, from $1.2 million in the prior year period. There were 181 units sold in 2011 as compared to the 179 units sold in the comparable prior year period. Non-PDT revenues totaled $0.3 million down $0.6 million from the prior year period due to lower product sales volumes and the absence of AVAR® product line royalties in the current year.
DUSA’s net income for the nine-month period ended September 30, 2011 was $4.0 million, or $0.15 per common share on a diluted basis, compared to a net loss of ($0.2) million, or ($0.01) per common share in 2010. Net income for the nine-month period ended September 30, 2011 includes $0.8 million related to the gain on the sale of the intangible assets relating to Nicomide® and $1.3 million in income from operations related to the termination of the Daewoong Agreement.
DUSA’s non-GAAP net income for the nine-month period ended September 30, 2011 was $5.4 million, or $0.20 per common share on a diluted basis, compared to $1.2 million, or $0.05 per common share on a diluted basis in 2010. The improvement in the Company’s non-GAAP profitability was primarily the result of the year-over-year increase in our PDT revenues and the proceeds from the sale of the intangible assets relating to Nicomide®, which were partially offset by an increase in our operating costs.
As of September 30, 2011, total cash, cash equivalents, and marketable securities were $24.4 million, compared to $19.6 million at December 31, 2010. The Company generated $4.8 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the first nine months of 2011.
Other updates:
o	As previously disclosed in a Form 8-K, on August 31, 2011, the Company terminated its Marketing, Distribution and Supply Agreement, with Daewoong for Korea and other Asia

Pacific countries. The termination of the Daewoong Agreement resulted in the recognition of deferred revenues for drug shipments made by the Company to Daewoong in prior periods; as well as, the remaining unamortized balance of milestone payments received pursuant to the terms of the Daewoong Agreement. The termination resulted in the recognition of $1.4 million of deferred revenues and $1.3 million in income from operations, which was recorded during the third quarter of 2011.

o	During the fourth quarter of 2011, the Company will be initiating an exploratory DUSA-sponsored clinical program designed to study the broad area application and/or short drug incubation, or BASDI, method of using the Levulan® Kerastick®. In the larger study, the Company expects to enroll 220 subjects at 10 clinical trial sites. The protocol objectives are to compare the safety and efficacy of various incubation times (1, 2 or 3 hours) of Levulan® plus BLU-U® PDT versus vehicle plus BLU-U® for the treatment of multiple actinic keratoses of the face or scalp and to investigate the potential for reduction in AK occurrence in the treatment areas.

Conference Call and Audio Webcast Details and Dial-in Information:
In conjunction with this announcement, DUSA will host a conference call and audio webcast today:
Thursday, November 10, 2011 — 8:30 a.m. EST
North American callers dial:
877-645-6210
International callers dial:
970-315-0447
Participant Conference ID: 108044907
To access the call online via webcast, please click here, or visit http://bit.ly/pieqqj.
A telephone replay will be available shortly after the live call concludes. To access the replay, dial 855-859-2056 (North American callers) or 404-537-3406 (International callers). The telephone replay and webcast will also be accessible on the investors section of our website approximately six hours following the call at www.dusapharma.com.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
Revenues for the three and nine-month periods were comprised of the following:

	Three-months ended		Nine-months ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$7,314,000	$6,678,000	$26,639,000	$21,837,000
Canada	89,000	153,000	272,000	379,000
Korea (1)	1,516,000	109,000	1,720,000	322,000
Latin America (2)	—	602,000	—	778,000

Subtotal Kerastick® Product Revenues	8,919,000	7,542,000	28,631,000	23,316,000
BLU-U® Product Revenues:
United States	455,000	295,000	1,396,000	1,223,000
Canada	—	—	—	5,000

Subtotal BLU-U® Product Revenues	455,000	295,000	1,396,000	1,228,000

Total PDT Drug & Device Product Revenues	9,374,000	7,837,000	30,027,000	24,544,000

Total Non-PDT Product Revenues	74,000	179,000	266,000	886,000

TOTAL PRODUCT REVENUES	$9,448,000	$8,016,000	$30,293,000	$25,430,000

1)	Revenues for the three and nine-month periods ended September 30, 2011 include recognition of previously deferred revenues of $1,379,000, comprised of deferred drug shipments of $301,000 and the unamortized balance of milestone payments of $1,078,000 as a result of the termination of our Asia Pacific distribution agreement with Daewoong in the third quarter of 2011.

2)	Revenues for the three and nine-month periods ended September 30, 2010 include recognition of previously deferred revenues of $555,000, comprised of deferred drug shipments of $87,000 and the unamortized balance of milestone payments of $468,000 as a result of the termination of our Latin American distribution agreement with Stiefel in the third quarter of 2010.

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2011	2010
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$23,301,191	$8,884,402
Marketable securities	1,116,215	10,762,559
Accounts receivable, net	2,231,374	3,311,467
Inventory	2,967,131	2,165,220
Prepaid and other current assets	754,289	1,344,062

TOTAL CURRENT ASSETS	30,370,200	26,467,710
Restricted cash	175,587	174,753
Property, plant and equipment, net	1,521,601	1,582,777
Deferred charges and other assets	61,902	68,099

TOTAL ASSETS	$32,129,290	$28,293,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,017,419	$162,742
Accrued compensation	960,489	2,243,997
Other accrued expenses	2,723,889	2,348,838
Deferred revenue	—	712,338

TOTAL CURRENT LIABILITIES	4,701,797	5,467,915
Deferred revenue	908,578	1,917,237
Warrant liability	1,698,769	1,203,553
Other liabilities	161,822	181,153

TOTAL LIABILITIES	7,470,966	8,769,858

SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,649,364 and 24,239,365 shares of common stock, no par, at September 30, 2011 and December 31, 2010, respectively	151,985,400	151,703,468
Additional paid-in capital	10,283,724	9,399,434
Accumulated deficit	(137,644,010)	(141,656,600)
Accumulated other comprehensive loss	33,210	77,179

TOTAL SHAREHOLDERS’ EQUITY	24,658,324	19,523,481

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$32,129,290	$28,293,339

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Statement of Operations

	Three-months ended		Nine-months ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Product revenues	$9,447,918	$8,015,546	$30,292,804	$25,430,363
Cost of product revenues and royalties	1,536,581	1,627,782	4,891,140	5,228,075

Gross margin	7,911,337	6,387,764	25,401,664	20,202,288
Operating costs:
Research and development	1,307,054	1,283,771	3,739,472	3,643,849
Marketing and sales	3,352,535	2,792,780	10,614,332	9,544,564
General and administrative	2,323,072	2,208,898	7,335,106	6,919,128
Gain on sale of assets	—	—	(750,000)	—

Total operating costs	6,982,661	6,285,449	20,938,910	20,107,541

Income from operations	928,676	102,315	4,462,754	94,747

Other income:
Gain/(loss) on change in fair value of warrants	2,569,154	(130,674)	(495,216)	(486,964)
Other income, net	9,065	61,183	45,052	188,752

Net income/(loss)	$3,506,895	$32,824	$4,012,590	$(203,465)

Basic net income/(loss) per common share	$0.14	$0.00	$0.16	$(0.01)

Diluted net income/(loss) per common share	$0.13	$0.00	$0.15	$(0.01)

Weighted average number of basic common shares	24,649,364	24,209,215	24,492,137	24,173,399

Weighted average number of diluted common shares	26,442,251	24,658,844	26,385,140	24,173,399

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude certain items including share-based compensation expense, consideration provided to the former Sirius shareholders, and the change in fair value of warrants. The Company believes that this presentation is useful to help investors better understand DUSA’s financial performance and competitive position. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business, evaluate DUSA’s performance, and incentivize employees. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation, or as superior to, or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	Three-months ended		Nine-months ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income/(loss)	$3,506,895	$32,824	$4,012,590	$(203,465)
Share-based compensation (a)	312,668	432,723	884,290	920,756
Consideration to former Sirius shareholders (b)	4,500	4,500	13,500	13,500
Change in fair value of warrants (c)	(2,569,154)	130,674	495,216	486,964

Non-GAAP net income	$1,254,909	$600,721	$5,405,596	$1,217,755

Non-GAAP basic net income per common share	$0.05	$0.02	$0.22	$0.05

Non-GAAP diluted net income per common share	$0.05	$0.02	$0.20	$0.05

Weighted average number of basic common shares	24,649,364	24,209,215	24,492,137	24,173,399

Weighted average number of diluted common shares	26,442,251	24,658,844	26,385,140	24,596,729

(a)	Share-based compensation expense based on the fair value of the awards granted to employees.

(b)	Accretion of milestone related to Sirius Laboratories acquisition.

(c)	Non-cash (gain)/loss on change in fair value of warrants.

About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® PDT technology platform, and other dermatology products. Levulan® Kerastick® for topical solution plus DUSA’s BLU-U® Blue Light Photodynamic Therapy Illuminator is currently approved for the treatment of minimally to moderately thick actinic keratoses (AKs) of the face or scalp. DUSA also sells other dermatology products, including ClindaReach®. DUSA is based in Wilmington, Mass. Please visit our website at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to expansion of product labeling through and initiation of a BASDI clinical study, the expected number of patients to be enrolled, results there from and timing thereof, the results for the year 2011, and management’s beliefs concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, marketing of competitive products, actions by health regulatory authorities, clinical trial risks, expenses and results, changing economic conditions, the status of our patent portfolio, reliance on third parties, including sole source vendors, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2010.
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